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Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 5

OCEANIC EXPLORATION COMPANY
(Name of Issuer)

Common Stock, $.0625 par value
(Title of Class of Securities)

675239107
(CUSIP Number)

Samuel Randazzo
21 East State Street, Suite 1700
Columbus, OH 43215
(614) 469-8000
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

July 1, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of this section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No.    675239107

1.	Names of Reporting Persons; I.R.S. Identification (entities only) NWO Resources, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) N/A
(b) N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

6.	Citizenship or Place of Organization OH

Number of Shares		7.	Sole Voting Power 34,265,713
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 34,265,713

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,265,713

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
N/A

13.	Percent of Class Represented by Amount in Row (11) 84.21%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    675239107

1.	Names of Reporting Persons; I.R.S. Identification (entities only) Linden P. Blue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) N/A
(b) N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A(1)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

6.	Citizenship or Place of Organization U.S.

Number of Shares		7.	Sole Voting Power 34,265,713
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 34,265,713

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,265,713

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
N/A

13.	Percent of Class Represented by Amount in Row (11) 84.21%

14.	Type of Reporting Person (See Instructions) IN

(1)
Stock was purchased by NWO Resources, Inc.

Item 1. Security and Issuer

        The securities to which this Schedule relates is the common stock, $.0625 par value of OCEANIC EXPLORATION COMPANY (the "Issuer"). The Issuer's principal executive offices are located at 7800 E. Dorado Place, Suite 250, Englewood, CO 80111.

Item 2. Identity and Background

        This Schedule is being filed jointly on behalf of the following persons (referred to individually and collectively as "Filer"):

1.	(a)	Name—NWO Resources, Inc.
	(b)	Principal business address— c/o Samuel Randazzo 21 East State Street, Suite 1700 Columbus, OH 43215
	(c)	Present principal occupation or employment—The principal occupation or employment of Filer is a holding company
(d)
During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.
	(f)	Citizenship—Ohio
2.	(a)	Name—Linden P. Blue
	(b)	Principal business address— General Atomics 3550 General Atomics Court San Diego, CA 92121
	(c)	Present principal occupation or employment—Senior Vice President, General Atomics
	(d)	During the past five years Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.
	(f)	Citizenship—U.S.
4.
The name, address, present principal employment and citizenship of each of the directors, executive officers and controlling persons of the corporate Filers are set forth in Exhibit A which is attached hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

        NWO Resources, Inc. borrowed $1,934,509.28 against its revolving line of credit agreement with Sky Bank to purchase an additional 8,793,224 shares of Oceanic Exploration Company Common Stock.

Item 4. Purpose of Transaction

        The purpose of the transaction was to make a long term investment in the issuer via a Rights Offering completed by the issuer.

Item 5. Interest in Securities of the Issuer

  (a)
  The aggregate number and percentage of the class of the Issuer's common stock beneficially owned by the reporting persons following the transaction is as follows:

Reporting Person	Total Number of Shares Beneficially Owned	Percentage of Class
NWO Resources, Inc.	34,265,713	84.21%
Linden P. Blue	34,265,713	84.21%

    The reporting persons filing this Schedule do not comprise a group with any other person.

  (b)
  NWO Resources, Inc. has sole power to vote and to dispose of 34,265,713 Shares of Common Stock. As a result of his ownership of voting shares of NWO Resources, Inc., Linden P. Blue is deemed to have the sole power to vote and to dispose of 34,265,713 Shares of Common Stock.

  (c)
  Except as set forth herein, neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has effected any transaction in shares of Common Stock of Issuer during the past 60 days.

  (d)
  N/A

  (e)
  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None

Item 7. Material to be Filed as Exhibits

        The following exhibits are filed herewith:

    Exhibit A—Name, citizenship, business address and present principal employment of each director, executive officer and controlling person of corporate Filers.

    Exhibit B—Agreement as to joint filing.

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 8, 2004

NWO RESOURCES, INC.
By:	/s/ JOHN E. JONES John E. Jones Title: Secretary/Treasurer
By:	/s/ LINDEN P. BLUE Linden P. Blue

Exhibit A

NWO Executive Officers and Directors

Name and Position	Principal Occupation and Business Address	Citizenship
James N. Blue, Director and President	President, Cordillera Corporation 7800 E. Dorado Place, Suite 250 Englewood, CO 80111	United States
Anne P. Blue, Vice President	Director, Cordillera Corporation 7800 E. Dorado Place, Suite 250 Englewood, CO 80111	United States
John E. Jones, Director, Secretary and Treasurer	Senior Vice President General Atomics 3550 General Atomics Court San Diego, CA 92121	United States
Bruce Brundage, Director	President, Brundage & Co. 7837 S Perry Park Rd. Larkspur, CO 80118	United States

PERSON HAVING VOTING CONTROL OF NWO

Name and Position	Principal Occupation and Business Address	Citizenship
Linden P. Blue	Senior Vice President, General Atomics 3550 General Atomics Court San Diego, CA 92121	United States

Exhibit B

Agreement as to Joint Filing

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.

DATED: July 8, 2004

NWO RESOURCES, INC.
By:	/s/ JOHN E. JONES John E. Jones Title: Secretary/Treasurer
By:	/s/ LINDEN P. BLUE Linden P. Blue

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits
Signatures
Exhibit A
Exhibit B Agreement as to Joint Filing